SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Verizon Communications, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Association of BellTel Retirees

ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 33, Cold Spring Harbor, New York   11724

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Association of Post Office Box 33 ellTel Retirees Inc. Ass em•tion al Yalbl 14•1.ra1i ,6C Cold Spring Harbor, New York 11724 UNITED, TO PROTECT OUR FUTURE Phone: (631) 367-3067 Web Site: www.belltelretirees.org Hotline: 1-800-261-9222 E-mail: association@belltelretirees.org April 2024 DEAR FELLOW VERIZON SHAREOWNER: Senior Exec Asst. & Staff Manager Stef Baker (631) 367-3067 BOARD OF DIRECTORS Officers Thomas M. Steed Chairman of the Board (845) 457-9848 Frank J. Bruzek Chief Financial Officer (215) 280-0772 Una Kelly Treasurer (516) 729-5787 Timothy McManus Asst. Treasurer (914) 523-5523 Don Kaufmann Secretary (717) 398-2423 Directors Thomas P. Butler (646) 213-1802 Laura Whitlock (720) 988-9690 Board Member Emeritus Robert A. Rehm Board Member Emeritus C. William Jones Board Member Emeritus Eileen T. Lawrence Board Member Emeritus Pamela M. Harrison We urge you to vote FOR Item 6 and FOR Item 9 on Verizon's proxy card for the upcoming Annual Meeting on May 9, which will be held online only (see Proxy page 79). Item 9: Vote FOR a Report on the Hazards of Verizon's Lead-Sheathed Cables Last summer The Wall Street Journal published a series detailing how, over many years, telecommunications companies "have left behind a sprawling network of cables covered in toxic lead that stretches across the U.S., under the water, in the soil and on poles overhead." And as the lead degrades, "it is ending up in places where Americans live, work and play." The Journal explained that the old AT&T had used lead to sheathe its cables up to the 1960s, when the industry began using plastic sheathing and then fiber optic cables. However, lead- sheathed cables remained in place. These disclosures sparked public health and environmental concerns as to employees who worked with these cables and as to communities where lead can contaminate soil and water. Verizon initially responded by saying that "[w]e take the matter seriously," that lead-sheathed cables are "a small percentage" of its copper network, and that the likelihood of lead exposure was "low." Verizon said that it would investigate the sites named by the Journal and then "work with our industry and others to address concerns and issues." Verizon did report favorable results as to the sites mentioned in the Journal report. However, in January, the Journal reported that the Environmental Protection Agency had written to Verizon and AT&T after finding more than 100 soil and sediment samples with lead levels "above the regulator's safety guideline for children at some phone lead cable sites" in what the EPA termed a "high priority" probe. No further details have emerged. And that is where things stand today. Nine months after the story broke, Verizon has said virtually nothing, and information is scarce on the ground. This issue is too important to slip from public view. When a public health issue emerges, it is best handled swiftly, particularly when dealing with the hazards of lead exposure, be it from gasoline, paint, a city's water supply — and now, telephone cables. What we need from Verizon is information. Our proposal seeks an independent study and report on whether Verizon has assessed all potential sources of liability related to lead- sheathed cables, including a comprehensive mapping of the locations impacted, and conclusions on the potential cost of remediation, along with the most responsible and cost- effective way to prioritize site remediations. 372.0 Item 6: Vote FOR Amending the Senior Executive Compensation Clawback Policy Years ago, Verizon's Board adopted a policy that authorized the company to "cancel certain incentive payments received by an executive who has engaged in financial misconduct" (2016 Proxy, page 46). Verizon later revised the policy to limit recoveries to executives who engage in "willful misconduct . . . that results in significant reputational or financial harm to Verizon." I introduced this current proposal because a Clawback Policy limited to "willful misconduct," and which does not require disclosure to shareholders, is too narrow and possibly toothless. And although incentive compensation may be clawed back due to "gross negligence," this is limited to financial harm so large it results in a "material restatement" of financial results. Verizon's record underscores the need for a stronger policy. For example, in 2020 the Federal Communications Commission proposed a $48.3 million fine against Verizon for selling customer location data without consent. The case is pending. In 2015 Verizon paid $90 million to settle a FCC investigation alleging "cramming," which is the unauthorized placement of third-party charges on mobile phone bills. We are concerned that a "willful misconduct" standard is too vague and will not enable the Board to address situations where a senior executive turns a blind eye or fails to exercise oversight responsibilities that result in significant damage to the Company. Clawbacks at McDonald's, CBS, UnitedHealth Group and Wells Fargo offer prime examples of why a stronger policy is needed. At Wells Fargo, the bank agreed to pay $185 million to resolve claims of fraudulent sales practices that went on for years until press reports and Congressional hearings led the bank's board to claw back $136 million in compensation from two top executives. When our chairman first introduced this proposal, A New York Times business section column agreed that "Verizon's policy should also cover wrongdoing that arose because of negligence or a supervisory failure." (Want Change? Shareholders Have a Tool for That, by Gretchen Morgenson, March 24, 2017). Harry Truman's motto was "the buck stops here." Accountability influences behavior. A strong Clawback Policy will deter senior executives from taking undue risks to boost short-term profitability. We also urge you to use your "say on pay" to vote AGAINST Item 2: "Advisory Vote to Approve Executive Compensation." Please Vote Your Proxy Card FOR Item 6 and FOR Item 9. Sincerely yours, Thomas Steed Chairman